SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ARMO BioSciences, Inc.

(Name of Subject Company)

ARMO BioSciences, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

04225U104

(CUSIP Number of Class of Securities)

Peter Van Vlasselaer, Ph.D.

Chief Executive Officer

ARMO BioSciences, Inc.

575 Chesapeake Drive

Redwood City, CA 94063

(650) 779-5075

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Marcia A. Hatch, Esq.

Andrew Y. Luh, Esq.

Heidi E. Mayon, Esq.

Albert W. Vanderlaan, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd.

Redwood City, CA 94063

(650) 321-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is ARMO BioSciences, Inc., a Delaware corporation (“ARMO”). The address of ARMO’s principal executive offices is 575 Chesapeake Drive, Redwood City, California 94063 and its telephone number is (650) 779-5075.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is ARMO’s common stock, par value $0.0001 per share (the “Shares”). As of the close of business on May 21, 2018, there were 30,405,109 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of ARMO, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information – Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the outstanding Shares at a purchase price of $50.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on May 23, 2018. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to ARMO’s stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the “Merger Agreement”), dated May 9, 2018, by and among ARMO, Purchaser and Parent, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into ARMO pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with ARMO continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by ARMO immediately prior to the Effective Time, (ii) Shares owned by Parent or Purchaser at the commencement of the Offer and owned by Parent or Purchaser immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares (“Dissenting Shares”)) will be converted into the right to receive an amount in cash equal to $50.00 per Share, without interest thereon (the “Per Share Merger Consideration”), less any applicable tax withholding. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to accept for payment and to pay for all Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions, including but not limited to, (i) that there shall have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares that, when added to the Shares then owned by Parent or Purchaser, would represent a majority of Shares outstanding as of immediately following consummation of the Offer (the “Minimum Tender Condition”), and (ii) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the anti-competition laws of Germany and Austria having expired or been terminated. The Offer is not subject to any financing condition.

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any condition of the Offer or modify the terms of the Offer, except that ARMO’s prior written approval is required for Purchaser to, and for Parent to permit Purchaser to: (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition or the condition that the Merger Agreement shall not have been terminated in accordance with its terms prior to the closing of the Offer, (iv) add conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any conditions to the Offer in any manner adverse to the holders of Shares, (v) except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the expiration date of the Offer, (vi) change the form or terms of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”). The treatment of equity awards under ARMO’s benefit plans, including stock options and employee stock purchase rights, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements between ARMO and its Executive Officers, Directors and Affiliates.” The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JUNE 21, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is Lilly Corporate Center, Indianapolis, Indiana 46285. The business telephone number for each of Parent and Purchaser is (317) 276-2000.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of ARMO, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between ARMO or its affiliates and (i) any of their respective executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates. The board of directors of ARMO (the “ARMO Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and their Affiliates

Merger Agreement

On May 9, 2018, ARMO, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Sections 11 and 15 of the Offer to Purchase are incorporated herein by reference to provide ARMO’s stockholders with information regarding the terms of the Merger Agreement. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among ARMO, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as Exhibit (e)(1) to this Schedule 14D-9 to provide ARMO’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by ARMO to Parent and Purchaser and representations and warranties made by Parent and Purchaser to ARMO. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about ARMO, Parent or Purchaser in ARMO’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure letter provided by ARMO to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among ARMO, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about ARMO, Parent or Purchaser. ARMO’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of ARMO, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement dated May 9, 2018 (the “Tender and Support Agreement”) with Kleiner Perkins Caufield & Byers, XIV, LLC, KPCB XIV Founders Fund, LLC, Kleiner Perkins Caufield & Byers XCI, LLC, KPCB XVI Founders Fund, LLC, OrbiMed Private Investments IV, LP, OrbiMed Private Investments V, LP, Quan Venture Fund I, L.P., Decheng Capital China Life Sciences USD Fund II, L.P. and Peter Van Vlasselaer (each a “Supporting Stockholder” and collectively, the “Supporting Stockholders”).

As of May 9, 2018, Kleiner Perkins Caufield & Byers, XIV, LLC owned 3,475,576 Shares (or approximately 11.4% of all Shares outstanding as of May 9, 2018), KPCB XIV Founders Fund, LLC owned 294,029 Shares (or approximately 1.0% of all Shares outstanding as of May 9, 2018), Kleiner Perkins Caufield & Byers XVI, LLC owned 480,625 Shares (or approximately 1.6% of all Shares outstanding as of May 9, 2018), KPCB XVI Founders Fund, LLC owned 16,453 Shares (or approximately 0.0005% of all Shares outstanding as of May 9, 2018), OrbiMed Private Investments IV, LP owned 3,709,356 Shares (or approximately 12.2% of all Shares outstanding as of May 9, 2018), OrbiMed Private Investments V, LP owned 409,547 Shares (or approximately 1.3% of all Shares outstanding as of May 9, 2018), Quan Venture Fund I, L.P. owned 404,900 Shares (or approximately 1.3% of all Shares outstanding as of May 9, 2018), Decheng Capital China Life Sciences USD Fund II, L.P. owned 1,214,700 Shares (or approximately 4.0% of all Shares outstanding as of May 9, 2018), and Peter Van Vlasselaer owned 809,865 Shares (or approximately 2.7% of all Shares outstanding as of May 9, 2018).

As of May 9, 2018, the Supporting Stockholders collectively beneficially owned, in the aggregate, 10,815,051 Shares (or approximately 35.6% of all Shares outstanding as of May 9, 2018). Parent expressly disclaims beneficial ownership of all Shares covered by the Tender and Support Agreement.

The Tender and Support Agreement provides that, no later than ten business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from May 9, 2018 until the termination of the Tender and Support Agreement (the “Support Period”), the Supporting Stockholders have agreed to vote (i) against any action or agreement that is intended or would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of ARMO contained in the Merger Agreement, or of any Supporting Stockholder in the Tender and Support Agreement or (B) result in any of the conditions to the Offer or conditions to the Merger not being satisfied on or before the outside date (November 19, 2018), (ii) against any Company Takeover Proposal (as defined in the Merger Agreement), (iii) against any change in membership of the ARMO Board, (iv) against any other proposed action, agreement or transaction involving ARMO that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement and (v) in favor of any other matter necessary to the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. During the Support Period, Parent is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares.

During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than certain permitted liens, on any of such Supporting Stockholder’s Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Supporting Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of such Supporting Stockholder’s Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any such Supporting Stockholder’s Subject Shares, (v) deposit or permit the deposit of any of such Supporting Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the performance of such Supporting Stockholder’s obligations hereunder in any material respect, otherwise make any representation or warranty of such Supporting Stockholder herein untrue or incorrect, or have the effect of preventing or disabling such Supporting stockholder from performing any of its obligations under the Tender and Support Agreement. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Stockholders, solely in their capacity as stockholders of ARMO, shall not, and shall direct and cause their respective representatives and affiliates, and their respective directors, officers and employees not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information or taking any other action) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Company Takeover Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, or furnish to any person any information or afford access to the business, properties, assets, books or records of ARMO to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to any Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to the restrictions of the Tender and Support Agreement and of the Merger Agreement and to limit such Supporting Stockholder’s conversation and other communication exclusively to such referral), (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to any Company Takeover Proposal, (iv) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer or (v) resolve or agree to do any of the foregoing.

The Tender and Support Agreement terminates upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of the Tender and Support Agreement by written notice from Parent or (iv) the date on which any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration payable to all stockholders of ARMO pursuant to the terms of the Merger Agreement.

The foregoing summary and description of the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Non-Disclosure Agreement

Parent and ARMO entered into a non-disclosure agreement on March 19, 2018 (the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, Parent and ARMO agreed that, subject to certain exceptions, that certain confidential information each may make available to the other will not be disclosed or used for any purpose other than to consider, evaluate and negotiate the possible acquisition involving Parent and ARMO. Parent and ARMO also agreed to certain “standstill” provisions, which became inapplicable upon ARMO’s public announcement of entry into a definitive agreement for the transaction. The Non-Disclosure Agreement will terminate at the Effective Time.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(3) and is incorporated herein by reference.

Arrangements between ARMO and its Executive Officers, Directors and Affiliates

ARMO’s executive officers and the members of the ARMO Board may be deemed to have interests in the Transactions that may be different from or in addition to those of ARMO’s stockholders generally. The ARMO Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation – Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and recommend that ARMO’s stockholders tender their Shares to Purchaser pursuant to the Offer.

For further information with respect to the arrangements between ARMO and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8. Additional Information – Golden Parachute Compensation” below, which are incorporated herein by reference, and the information contained in the section entitled “Severance and Change in Control Benefits” in ARMO’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC.

Cash Payable for Outstanding Shares Pursuant to the Offer

The directors and executive officers of ARMO or their affiliates who tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares validly tendered and not properly withdrawn pursuant to the Offer, will receive the same cash consideration subject to the same terms and conditions as the other stockholders of ARMO. The directors and executive officers of ARMO and their affiliates owned, in the aggregate, approximately 10,815,051 Shares as of May 21, 2018 (or approximately 35.6% of all outstanding Shares as of such date), excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and Shares issuable upon exercise of options to purchase Shares (whether or not vested or exercisable within 60 days of May 21, 2018) prior to the Effective Time, which are discussed below. If the directors and executive officers and their affiliates were to tender all 10,815,051 of these Shares for purchase pursuant to the Offer, and these Shares were accepted for payment and purchased by Purchaser, then, assuming the Effective Time occurred on May 21, 2018, the directors and officers and their affiliates would receive an aggregate of $540,752,550.00 in cash pursuant to tenders of those Shares pursuant to the Offer.

The table below sets forth the number of Shares held by the directors and executive officers of ARMO on May 21, 2018, excluding Shares issuable to such stockholders upon exercise of options to purchase Shares (whether or not vested or exercisable within 60 days of May 21, 2018), and the amount of cash consideration they would receive for those Shares if they were to tender all of those Shares for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser.

	Number of Shares Owned	Value of Shares Owned($)
Executive Officers:
Peter Van Vlasselaer, Ph.D.	809,865	$40,493,250.00
Herb Cross	—	—
Joseph Leveque, M.D.	—	—
Non-Employee Directors:
Xiangmin Cui, Ph.D.(1)	1,214,700	$60,735,000.00
Carl Gordon, Ph.D.(2)	4,118,903	$205,945,150.00
Pierre Legault	—	—
Naiyer Rizvi, M.D.	—	—
Beth Seidenberg, M.D.(3)	4,266,683	$213,334,150.00
Stella Xu, Ph.D.(4)	407,400	$20,245,000.00

Total	10,815,051	$540,752,550.00

(1)	Consists of 1,214,700 shares of common stock held by Decheng Capital China Life Sciences USD Fund II, L.P. (Decheng Capital). Decheng Capital Management II (Cayman), LLC (Decheng Management) serves as the general partner of Decheng Capital and possesses the power to direct the voting and disposition of the shares owned by Decheng Capital. Dr. Cui, a member of our board of directors, is the sole director and sole voting shareholder of Decheng Management and has sole voting and dispositive power over the shares held by Decheng Capital. Dr. Cui disclaims beneficial ownership of the shares held by Decheng Capital, except to the extent of his pecuniary interest, if any.
(2)	Consists of 3,709,356 shares of common stock held by OrbiMed Private Investments IV, LP (OPI IV) and 409,547 shares of common stock held by OrbiMed Private Investments V, LP (OPI V). OrbiMed Capital GP IV LLC (GP IV) is the general partner of OPI IV and OrbiMed Capital GP V LLC (GP V) is the general partner of OPI V. OrbiMed Advisors LLC (OrbiMed) is the managing member of GP IV and GP V. OrbiMed exercises investment and voting power through a management committee comprised of Dr. Carl Gordon, a member of our board of directors, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by OPI IV and OPI V. This information is based on a Schedule 13D filed with the SEC by OrbiMed, GP IV and GP V on February 8, 2018.
(3)	Consists of 3,475,576 shares of common stock by Kleiner Perkins Caufield & Byers XIV, LLC (KPCB XIV), 294,029 shares of common stock held by KPCB XIV Founders Fund, LLC (KPCB XIV FF), 480,625 shares of common stock held by Kleiner Perkins Caufield & Byers XVI, LLC (KPCB XVI) and 16,453 shares of common stock held by KPCB XVI Founders Fund, LLC (KPCB XVI FF). All shares are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such entities. The managing member of KPCB XIV and KPCB XIV FF is KPCB XIV Associates, LLC (KPCB XIV Associates). Brook Byers, L. John Doerr, William Gordon and Theodore Schlein, the managing members of KPCB XIV Associates, exercise shared voting and dispositive control over the shares held by KPCB XIV and KPCB XIV FF. The managing member of KPCB XVI and KPCB XVI FF is KPCB XVI Associates, LLC (KPCB XVI Associates). Michael Abbott, L. John Doerr, Eric Feng, Wen Hsieh, Randy Komisar, Dr. Beth Seidenberg and Theodore Schlein, the managing members of KPCB XVI Associates, exercise shared voting and dispositive control over the shares held by KPCB XVI and KPCB XVI FF.
(4)

Consists of 404,900 shares of common stock held by Quan Venture Fund I, L.P. (Quan Capital). The general partner of Quan Capital is Quan Venture Partners I, L.L.C. Dr. Xu, a member of our board of directors, is a manager of Quan Venture Partners I, L.L.C. and shares the ultimate power to vote or dispose of the shares held by Quan Capital. Dr. Xu disclaims beneficial ownership of the shares held by Quan Capital, except to the extent of her pecuniary interest, if any.

Treatment of Options

Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each outstanding option to purchase Shares (“ARMO Options”) with an exercise price per share less than the Per Share Merger Consideration that is unexpired, unexercised and outstanding immediately prior to the Effective Time (whether vested or unvested), will be cancelled and the holder thereof will be entitled to receive an amount of cash, without interest thereon and subject to any required tax withholding, equal to the product of (i) the Per Share Merger Consideration less the exercise price per share of such ARMO Option in effect immediately prior to the Effective Time multiplied by (ii) the number of unexercised and outstanding Shares subject to such ARMO Option.

Treatment of ARMO ESPP

ARMO maintains the ARMO 2018 Employee Stock Purchase Plan (“ARMO ESPP”), pursuant to which Company employees (including executive officers) may periodically purchase Company shares at a discount to the market price. Pursuant to the Merger Agreement, no new purchase periods shall be commenced under the ARMO ESPP, no current participant may increase his or her level of participation, and, to the extent the current purchase period is ongoing, it shall terminate immediately prior to the Merger (at which time any purchases under the ARMO ESPP shall be completed and the Shares acquired thereby shall be treated in the same manner as other Shares in the Merger).

Severance and Change of Control Arrangements

Each of ARMO’s executive officers is party to an employment agreement with ARMO under which such executive officer is entitled to certain severance benefits, subject to the executive officer’s execution and non-revocation of a release of claims against ARMO, if such executive officer is terminated without “cause” (as defined below) or resigns for “good reason” (as defined below).

Severance payable upon a termination outside of a change of control

Pursuant to agreements entered into with each of Drs. Van Vlasselaer and Leveque, and Mr. Cross, if we terminate the respective officer’s employment for reasons other than cause, or if the officer voluntarily resigns for certain good reasons (both terms as they are defined in the executive employment agreement, which we refer to collectively as an involuntary termination) and such termination of employment does not occur during the 12-month period following a change of control, then the officer will be eligible to receive, contingent on returning all of our property in the officer’s possession, executing and not revoking a general release of claims against us and certain related parties, and resigning as a member of our board of directors, continued payment of base salary for a 12-month period in the case of Dr. Van Vlasselaer and a nine-month period in the case of each of Dr. Leveque and Mr. Cross, in each case at the rate in effect at the time of termination (but without giving effect to any reduction triggering a resignation for good reason). In addition, Dr. Van Vlasselaer will receive payment of healthcare continuation premiums under COBRA for 12 months and each of Dr. Leveque and Mr. Cross will receive payment of healthcare continuation premiums under COBRA for nine months.

Severance payable upon a termination in connection with a change of control

In the event Dr. Van Vlasselaer is involuntarily terminated within 12 months following our change in control, Dr. Van Vlasselaer is eligible to receive full vesting of all then-outstanding equity compensation awards; a lump-sum cash severance payment equal to (i) 18 months of his then-current base salary, (ii) 18 months of his then-target bonus and (iii) his target bonus for the fiscal year in which such termination occurs, prorated for the number of days that he was employed during such year; and payment of healthcare continuation premiums under COBRA for 18 months, subject to the conditions described above with respect to severance benefits.

In the event he is involuntarily terminated within 12 months following our change in control, each of Dr. Leveque and Mr. Cross is eligible to receive full vesting of all then-outstanding equity compensation awards; a lump-sum cash severance payment equal to (i) 12 months of his then-current base salary, (ii) 12 months of his then-target bonus and (iii) his target bonus for the fiscal year in which such termination occurs, prorated for the number of days that he was employed during such year; and payment of healthcare continuation premiums under COBRA for 12 months, subject to the conditions described above with respect to severance benefits.

In the event that any of the severance benefits provided for under the employment agreements or otherwise payable to the executive officers would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and could be subject to the related excise tax, the employment agreements described above provide that the executive officers will be entitled to receive either full payment of such severance and other benefits under their applicable arrangements, or such lesser amount that would result in no portion of such benefits being subject to the excise tax pursuant to Section 4999 of the Code, whichever results in the greater amount of after-tax benefits to the executive officer.

The employment agreements contain a one-year post-termination non-solicitation covenant.

The following table shows the hypothetical amounts of cash severance payments and benefits and the value of accelerated vesting of stock options for each of the executive officers under the employment agreements, assuming (i) that the Offer was consummated on May 21, 2018, and (ii) that each executive officer’s employment was terminated due to an involuntary termination on May 21, 2018.

	Cash Severance Payment($)	Continuation of Benefits($)(1)	Acceleration of Vesting of Equity Awards($)(2)	Total Payout ($)
Peter Van Vlasselaer, Ph.D.	1,267,995	23,327	17,319,817	18,611,139
Herb Cross	571,442	15,285	10,355,571	10,942,297
Joseph Leveque, M.D.	705,706	21,717	12,426,659	13,154,081

(1)	Represents the after-tax aggregate amount of all premiums payable for the continuing of the executive’s health benefits for the applicable severance period, based on the amounts of such premiums at May 21, 2018. These amounts also assume that the premiums payable for continuation of the executive officer’s health and welfare benefits remain unchanged from the amount in effect on the date of this Schedule 14D-9.
(2)	Represents the product of (i) the Per Share Merger Consideration less the exercise price per share of each unvested ARMO Option held by the executive multiplied by (ii) the number of Shares subject to such ARMO Option.

The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the employment agreements with each of the executive officers, the form of which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Retention Pool

In connection with approving ARMO’s entry into the Merger Agreement and the Transactions contemplated thereby, the ARMO Board reserved a cash retention pool of $5,500,000 for allocation to eligible employees, including executive officers, at the time of the closing of the Merger by the ARMO Board or its Compensation Committee. Such retention pool is intended to reward service demonstrated superior efforts and dedication during 2018 including in connection with completion of the Merger, on such terms and conditions as the ARMO Board or its Compensation Committee may, in its or their sole discretion, determine. As of the date hereof, no awards under the retention pool have been allocated.

Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time (or such shorter period of employment, as the case may be), Parent will provide, or cause to be provided, to those employees of ARMO who are employed by ARMO as of immediately prior to the Effective Time, including any of our executive officers, and who continue to be actively employed by the surviving corporation (or any affiliate thereof) during such one-year period (the “Continuing Employees”) (i) base salary and short term cash incentive opportunity at target that, in each case, is no less favorable than those provided to such Company Employee immediately prior to the Offer Closing Date and (ii) employee benefits (excluding equity and equity-based awards and change in control plans, programs and arrangements) that are substantially comparable in the aggregate to those provided to such Company Employee by ARMO immediately prior to the Effective Time.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between ARMO and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of ARMO, on the one hand, and Parent, Purchaser, any of their affiliates or ARMO, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of ARMO entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to ARMO’s knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the surviving corporation. Such arrangements may include the right to participate in the equity of Parent or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Under ARMO’s non-employee director compensation arrangements effective March 2018, upon initial election to the ARMO Board, each non-employee director is entitled to receive an initial grant of 18,000 shares of ARMO Options. The ARMO Options have an exercise price per Share equal to the closing sales price of a Share on the date of grant. The initial ARMO Option grants vest in monthly installments over the three years following grant. ARMO’s non-employee directors also receive annual cash compensation of $40,000 for their service on the Board, and may receive additional annual cash compensation if they serve on a committee, up to a maximum of $15,000. In addition, the non-executive chairman of the Board receives an additional $30,000 in annual compensation for his service as chairman.

As provided for by the terms of ARMO’s non-employee director compensation program, in the event of a change of control, the vesting of all ARMO Options will accelerate and all awards will become fully exercisable or payable, as applicable, and all forfeiture restrictions on such ARMO Options will lapse immediately prior to the change of control. The Merger will constitute a change of control for this purpose. ARMO provided these benefits to promote the ability of its directors to act in the best interests of ARMO’s stockholders, despite the possibility that they will not continue as directors as the result of a change of control transaction.

The following table shows the hypothetical value of accelerated vesting of stock options for each of ARMO’s non-employee directors, assuming that the Offer was consummated on May 21, 2018.

	Acceleration of Vesting of Equity Awards($)(1)	Total Payout($)
Xiangmin Cui, Ph.D.	$170,510.00	$180,540.00
Carl Gordon, Ph.D.	$170,510.00	$180,540.00
Pierre Legault	$1,929,779.93	$2,593,251.82
Naiyer Rizvi, M.D.	$809,068.48	$1,008,905.11

	Acceleration of Vesting of Equity Awards($)(1)	Total Payout($)
Beth Seidenberg, M.D.	$170,510.00	$180,540.00
Stella Xu, Ph.D.	$170,510.00	$180,540.00

(1)	Represents (i) the Per Share Merger Consideration less the exercise price per share of each ARMO Option held by the director multiplied by (ii) the number of Shares subject to such ARMO Option.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

ARMO’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, ARMO’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to ARMO or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

ARMO’s amended and restated certificate of incorporation and amended and restated bylaws also provide that ARMO will indemnify its directors and officers to the fullest extent permitted by Delaware law. ARMO’s amended and restated certificate of incorporation and amended and restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as ARMO’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

In addition, ARMO has entered into separate indemnification agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, ARMO is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of ARMO within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law, or prior to a change in control, in connection with any proceeding initiated by such director or executive officer, including any proceeding initiated against ARMO or its directors, officers, employees or other indemnitees, and certain other situations. This description of the indemnity agreements entered into between ARMO and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(10) hereto, which is incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger

Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of ARMO or its predecessors (each, an “Indemnified Party”) (i) shall be assumed by the surviving corporation in the Merger, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following the date of the Merger Agreement, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Parent has agreed to ensure that the surviving corporation complies with and honors the foregoing obligations.

The Merger Agreement further provides that at or prior to the Effective Time, ARMO may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of ARMO’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 250% of the aggregate annual premium payable by ARMO for coverage for its current fiscal year under the Existing D&O Policies.

The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the surviving corporation and Parent, and are intended to benefit, and will be enforceable by, each Indemnified Party and his or her heirs or representatives.

Beneficial Ownership Table

The following table sets forth certain information with respect to the beneficial ownership of ARMO’s common stock as of May 21, 2018 for:

•	each person who ARMO knows beneficially owns more than 5% of ARMO’s common stock based on currently available Schedules 13D and 13G filed with the SEC;

•	each of ARMO’s directors;

•	each of ARMO’s executive officers; and

•	all of ARMO’s directors and executive officers as a group.

ARMO has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, ARMO believes, based on the information furnished to ARMO, that the persons and entities named in the table below have sole voting and investment power with respect to all Shares they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 30,405,109 shares of common stock outstanding at May 21, 2018. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, ARMO deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of May 21, 2018. ARMO did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ARMO BioSciences, Inc., 575 Chesapeake Drive, Redwood City, California 94063.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and Executive Officers
Peter Van Vlasselaer, Ph.D.(1)	1,835,393	5.8%
Herb Cross(2)	240,658	*
Joseph Leveque, M.D.(3)	288,789	*
Xiangmin Cui, Ph.D.(4)	1,216,700	4.0%
Carl Gordon, Ph.D.(5)	4,120,903	13.6%
Pierre Legault(6)	57,765	*
Naiyer Rizvi, M.D.(7)	21,146	*
Beth Seidenberg, M.D.(8)	4,268,683	14.0%
Stella Xu, Ph.D.(9)	409,400	1.3%
All current directors and executive officers as a group (9 persons)(10)	12,459,437	38.9%
5% Stockholders (other than our executive officers and directors)
Entities affiliated with Kleiner Perkins Caufield & Byers(11)	4,266,683	14.0%
Entities affiliated with OrbiMed Advisors LLC(12)	4,118,903	13.6%
Entities affiliated with DAG Ventures(13)	2,403,746	7.9%
Nanodimension II Limited Partnership(14)	2,200,277	7.2%
HBM Healthcare Investments (Cayman) Ltd.(15)	1,567,517	5.2%

*	Less than 1%
(1)	Consists of (i) 809,865 shares of common stock held by Dr. Van Vlasselaer and (ii) 1,025,528 shares of common stock issuable to Dr. Van Vlasselaer pursuant to options exercisable within 60 days of May 21, 2018, 675,989 shares of which would be vested as of such date.
(2)	Consist of 240,658 shares of common stock issuable to Mr. Cross pursuant to options exercisable within 60 days of May 21, 2018, none of which would be vested as of such date.
(3)	Consist of 288,789 shares of common stock issuable to Mr. Leveque pursuant to options exercisable within 60 days of May 21, 2018, none of which would be vested as of such date.
(4)	Consists of (i) 1,214,700 shares of common stock held by Decheng Capital China Life Sciences USD Fund II, L.P. (Decheng Capital) and (ii) 2,000 shares of common stock issuable to Dr. Cui pursuant to options that would be vested and exercisable within 60 days of May 21, 2018. Decheng Capital Management II (Cayman), LLC (Decheng Management) serves as the general partner of Decheng Capital and possesses the power to direct the voting and disposition of the shares owned by Decheng Capital. Dr. Cui, a member of our board of directors, is the sole director and sole voting shareholder of Decheng Management and has sole voting and dispositive power over the shares held by Decheng Capital. Dr. Cui disclaims beneficial ownership of the shares held by Decheng Capital, except to the extent of his pecuniary interest, if any. The address for Decheng Capital is 35 Si Nan Road, 3rd Floor South, Shanghai 200020, China.
(5)	Consist of (i) 2,000 shares of common stock issuable to Mr. Gordon pursuant to options that would be vested and exercisable within 60 days of May 21, 2018, and (ii) the shares of common stock described in footnote 11.
(6)	Consists of 57,765 shares of common stock issuable to Mr. Legault pursuant to options exercisable within 60 days of May 21, 2018, 19,246 shares of which would be vested as of such date.
(7)	Consists of 21,146 shares of common stock issuable to Dr. Rizvi pursuant to options exercisable within 60 days of May 21, 2018, 7,185 shares of which would be vested as of such date.

(8)	Consist of (i) 2,000 shares of common stock issuable to Dr. Seidenberg pursuant to options that would be vested and exercisable within 60 days of May 21, 2018, and (ii) the shares of common stock described in footnote 12.
(9)	Consists of (i) 407,400 shares of common stock held by Quan Venture Fund I, L.P. (Quan Capital) and (ii) 2,000 shares of common stock issuable to Dr. Cui pursuant to options that would be vested and exercisable within 60 days of May 21, 2018. The general partner of Quan Capital is Quan Venture Partners I, L.L.C. Dr. Xu, a member of our board of directors, is a manager of Quan Venture Partners I, L.L.C. and shares the ultimate power to vote or dispose of the shares held by Quan Capital. Dr. Xu disclaims beneficial ownership of the shares held by Quan Capital, except to the extent of her pecuniary interest, if any. The principal business address of Quan Capital is Ugland House, PO Box 309, Grand Cayman, Cayman Islands KYI-1104.
(10)	Includes 1,641,886 shares of common stock issuable pursuant to options exercisable within 60 days of May 21, 2018.
(11)	Consists of 3,709,356 shares of common stock held by OrbiMed Private Investments IV, LP (OPI IV) and 409,547 shares of common stock held by OrbiMed Private Investments V, LP (OPI V). OrbiMed Capital GP IV LLC (GP IV) is the general partner of OPI IV and OrbiMed Capital GP V LLC (GP V) is the general partner of OPI V. OrbiMed Advisors LLC (OrbiMed) is the managing member of GP IV and GP V. OrbiMed exercises investment and voting power through a management committee comprised of Dr. Carl Gordon, a member of our board of directors, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by OPI IV and OPI V. The address for these entities is 601 Lexington Avenue, 54th floor, New York, New York 10022. This information is based on a Schedule 13D filed with the SEC by OrbiMed, GP IV and GP V on February 8, 2018.
(12)	Consists of 3,475,576 shares of common stock by Kleiner Perkins Caufield & Byers XIV, LLC (KPCB XIV), 294,029 shares of common stock held by KPCB XIV Founders Fund, LLC (KPCB XIV FF), 480,625 shares of common stock held by Kleiner Perkins Caufield & Byers XVI, LLC (KPCB XVI) and 16,453 shares of common stock held by KPCB XVI Founders Fund, LLC (KPCB XVI FF). All shares are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such entities. The managing member of KPCB XIV and KPCB XIV FF is KPCB XIV Associates, LLC (KPCB XIV Associates). Brook Byers, L. John Doerr, William Gordon and Theodore Schlein, the managing members of KPCB XIV Associates, exercise shared voting and dispositive control over the shares held by KPCB XIV and KPCB XIV FF. The managing member of KPCB XVI and KPCB XVI FF is KPCB XVI Associates, LLC (KPCB XVI Associates). Michael Abbott, L. John Doerr, Eric Feng, Wen Hsieh, Randy Komisar, Dr. Beth Seidenberg and Theodore Schlein, the managing members of KPCB XVI Associates, exercise shared voting and dispositive control over the shares held by KPCB XVI and KPCB XVI FF. The principal business address for all entities and individuals affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, CA 94025.
(13)	Consists of 2,397,908 shares of common stock held by DAG Ventures V-QP, L.P., and 5,838 shares of common stock held by DAG Ventures V, L.P. The general partner of DAG Ventures V-QP, L.P. and DAG Ventures V, L.P. is DAG Ventures Management V, LLC. John J Cadeddu and R. Thomas Goodrich are the managing members of DAG Ventures Management V, LLC and share the power to vote or dispose of the shares held by each such entity. The principal business address of DAG Ventures V-QP, L.P. and DAG Ventures V, L.P. is 251 Lytton Avenue, Suite 200, Palo Alto, CA 94301.
(14)	Consists of 2,197,777 shares of common stock held by NanoDimension II Limited Partnership (NDLP2). NanoDimension II Management Limited (NDGP2) serves as the general partner of NDLP2 and possesses the power to direct the voting and disposition of the shares owned by NDLP2. Jonathan Nicholson and Richard Coles are the members of the board of directors of NDGP2 and share voting and dispositive power over the shares held by NDLP2. Each of NDGP 2, Jonathan Nicholson and Richard Coles disclaim beneficial ownership of the shares held by NDLP2, except to the extent of its or his pecuniary interest, if any. The address for NDLP2 is Governor’s Square, Unit #3-213-62, 23 Lime Tree Bay Avenue, Grand Cayman, Cayman Islands
(15)	Consists of 1,567,571 shares of common stock held by HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole vesting and investment power with respect to the shares. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard H. Coles, Sophia Harris, Dr. Andrea Wicki, Mark Kronenfeld, M.D. and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares. The address for HBM Healthcare Investments (Cayman) Ltd. is Governor’s Square, Suite #4-212-2, 23 Lime Tree Bay Avenue, West Bay, Grand Cayman, Cayman Islands. This information is based on a Schedule 13G filed with the SEC by HBM Healthcare Investments (Cayman) Ltd. on March 16, 2018.

Section 16 Matters

Pursuant to the Merger Agreement, ARMO will take all reasonable steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of ARMO equity securities (including derivative securities), including the Shares (and including derivative securities with respect to Shares) in connection with the Merger Agreement or the Transactions by each director or officer of ARMO who is subject to the reporting requirements of Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, the Compensation Committee of the ARMO Board, at one or more meetings to be held prior to the scheduled expiration of the Offer, will use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by ARMO with current or future directors, officers or employees of ARMO.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the ARMO Board

On May 9, 2018, the ARMO Board unanimously (i) determined that the Transactions are fair to and in the best interests of ARMO and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by ARMO of the Merger Agreement and the consummation by ARMO of the Transactions, (iii) declared the Merger Agreement and the Transactions advisable, (iv) recommended that ARMO’s stockholders tender their Shares in the Offer and (v) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

Accordingly, and for other reasons described in more detail below, the ARMO Board unanimously recommends that ARMO’s stockholders tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated May 10, 2018, issued by ARMO and Parent announcing the Offer, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

Background of the Transaction

The ARMO Board and senior management periodically have evaluated ARMO’s long-term strategic options, including capital raising or other investment transactions, potential strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and divestitures and other business combinations as well as its continued operations as an independent company, each with a view toward enhancing stockholder value. The following is a summary of events, meetings and discussions that are relevant to the ARMO Board’s decision to approve the Merger Agreement and recommend the Offer and the Merger to ARMO’s stockholders.

Following the filing of its initial registration statement on Form S-1 with the SEC on December 29, 2017 in connection with its initial public offering of securities, ARMO received inquiries over time from multiple third parties regarding potential interest in ARMO and certain of its product candidates. In the first quarter of 2018,

ARMO met with a number of third parties at an annual healthcare conference to continue exploring potential strategic opportunities available to ARMO and its assets. Also during such conference, a senior executive of a large pharmaceutical company (“Company A”) had a discussion with Dr. Van Vlasselaer where the senior executive indicated that Company A was interested in pursuing a strategic acquisition of ARMO.

On January 29, 2018, ARMO and Company A entered into a non-disclosure agreement with customary standstill provisions. Shortly thereafter, Company A was granted access to ARMO’s virtual data room. Several weeks later, ARMO revoked Company A’s data room access because it had not received any further indication of interest. ARMO later reinstated access to ARMO’s data room for a potential strategic transaction shortly after Company A’s initial offer on March 9, 2018.

On March 9, 2018, Dr. Van Vlasselaer, ARMO’s Chief Executive Officer, Mr. Cross, ARMO’s Chief Financial Officer, and Mr. Musil, ARMO’s Vice President, Corporate Development, had a telephone conference call with an executive at Company A. During the course of the call, the executive from Company A orally delivered a non-binding indication of interest regarding an acquisition of ARMO with an all-cash price per share of $60.00 per share, subject to the satisfaction of certain conditions, the confirmation of certain assumptions, and subject to due diligence. Dr. Van Vlasselaer responded that he would relay the indication of interest to the ARMO Board and that he would be able to provide feedback on whether ARMO would be willing to commence additional due diligence with Company A following ARMO’s regularly scheduled board meeting on March 15, 2018. The closing price per Share on March 9, 2018 was $47.80.

Also on March 9, 2018, certain members of the ARMO Board met via telephone conference call with Dr. Van Vlasselaer and Messrs. Cross and Musil, as well as Andrew Luh and Heidi Mayon of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, ARMO’s outside legal counsel (“Gunderson”), to discuss the verbal indication of interest from Company A. Gunderson has extensive experience in transactions of this type and a long-standing relationship with ARMO, including acting as outside legal counsel for ARMO’s initial public offering. During this call, the group discussed the implications of the receipt of the indication of interest and it was decided that Mr. Cross would reach out to Centerview Partners LLC (“Centerview”) regarding possible engagement of Centerview as a financial advisor to ARMO in the event the ARMO Board decided to pursue a potential strategic transaction process. Following the call, ARMO established a virtual data room for purposes of a potential strategic transaction and granted Company A access to the data room.

On March 11, 2018, Dr. Van Vlasselaer and Messrs. Cross and Musil met with representatives of Centerview to discuss the verbal indication of interest from Company A as well as past and possible future interactions with other potential strategic acquirers of ARMO, including messaging to such potential strategic acquirers.

On March 12, 2018, Mr. Musil had a regularly scheduled business development call, which was scheduled prior to receipt of Company A’s non-binding indication of interest on March 9, 2018, with the vice president of worldwide business development of a second large pharmaceutical company (“Company B”). During the call, Mr. Musil indicated that strategic interest in an acquisition of ARMO was increasing. Company B’s representative requested a non-disclosure agreement to conduct due diligence and to schedule an introductory call with management.

On March 13, 2018, Mr. Musil had a regularly scheduled business development call, which was scheduled prior to receipt of Company A’s non-binding indication of interest on March 9, 2018, with business development representatives of Parent. During the call, Mr. Musil indicated that a commercial partnership was not of immediate interest to ARMO, but an acquisition might be of interest based on the increased acquisition interest from other parties. The representatives from Parent stated that they would inform senior management at Parent to determine if there was interest in an acquisition.

Also on March 13, 2018, Messrs. Musil and Luh had a telephone conference call with representatives from Company B regarding the proposed non-disclosure agreement, which included customary standstill provisions.

On March 14, 2018, Mr. Musil exchanged emails with a representative from a third large pharmaceutical company (“Company C”). During the exchange, the representative from Company C indicated that Company C would evaluate the opportunity to determine if there was an interest in an acquisition.

Also on March 14, 2018, Company B and ARMO executed a non-disclosure agreement and Company B was granted access to ARMO’s data room.

On March 15, 2018, the ARMO Board and management met telephonically, with Marcia Hatch, Mr. Luh and Ms. Mayon of Gunderson present, as well as representatives from Centerview, to discuss the verbal indication of interest received from Company A on March 9, 2018. During the meeting, the ARMO Board discussed various strategic alternatives for ARMO, including whether to pursue a formal sale process for ARMO, as well as strategies to deliver value to ARMO stockholders through continued operation as an independent public company. During the meeting, ARMO’s management discussed with the ARMO Board updates and potential development plans regarding ARMO’s various clinical and pre-clinical programs, including AM0001, AM0003, AM0010, AM0012 and AM0015, including capital needs associated with ARMO’s strategic plan. The ARMO Board discussed the plan and forecasts. During this meeting, the ARMO Board received a presentation from Gunderson on the relevant legal considerations for mergers and acquisitions, including fiduciary duties of directors in change in control transactions. The ARMO Board instructed management to request an increased offer price in writing from Company A and to inquire as to a proposed diligence and transaction execution timeline. Additionally, the ARMO Board instructed management to engage Centerview as ARMO’s financial advisor, subject to negotiation of an engagement letter containing reasonable and customary terms.

On March 16, 2018, Messrs. Cross and Musil and representatives from Parent had a telephone conference call to discuss Parent’s level of interest in a strategic transaction involving ARMO. The representatives from Parent indicated that they had a high level of interest in pursuing a strategic transaction with ARMO and requested that ARMO send a non-disclosure agreement. Mr. Musil sent a proposed non-disclosure agreement to Parent on March 16, 2018.

Also on March 16, 2018, ARMO management had a telephone conference call with representatives of Company B to provide a corporate presentation and business update, regarding, among other things, clinical data and clinical development of AM0010.

On March 19, 2018, Dr. Van Vlasselaer and Messrs. Cross and Musil had a telephone conference call with representatives of Company A. During the call, Dr. Van Vlasselaer and Mr. Cross stated that the ARMO Board had requested that Company A increase its offer and confirm their verbal indication of interest in writing and outline the specifics of their proposal, including by providing clarity on due diligence requirements and a clear transaction timeline in order for ARMO to determine if a strategic transaction would be of interest to ARMO Board and its stockholders.

Also on March 19, 2018, ARMO formally engaged Centerview to provide advisory and investment banking services with respect to ARMO’s exploration of strategic alternatives. Centerview was chosen based upon its qualifications, expertise, reputation in the pharmaceutical and biotechnology industry as well as its experience in advising on public mergers and acquisitions transactions. Following its engagement, Centerview was directed by management, at the instruction of the ARMO Board, to engage strategic parties on their interest in an acquisition of ARMO.

Following negotiations between ARMO and Parent, on March 19, 2018, ARMO and Parent entered into the Non-Disclosure Agreement, which included customary standstill provisions. Parent was granted access to ARMO’s data room on March 20, 2018. A telephone conference call between Parent and ARMO management was scheduled for March 21, 2018.

On March 21, 2018, Dr. Van Vlasselaer, Dr. Leveque, ARMO’s Chief Medical Officer, Dr. Oft, ARMO’s Senior Vice President of Translational Medicine, and Messrs. Cross and Musil held a conference call with representatives from Parent to provide a corporate presentation and business update.

On March 23, 2018, Company A delivered to ARMO in writing a preliminary, non-binding indication of interest regarding an acquisition of ARMO with an all-cash price per share of between $60.00 and $65.00, which indication was subject to the satisfaction of certain conditions, the confirmation of certain assumptions, further due diligence, and the entrance into a 30-day exclusivity period and a 30 day suspension by ARMO of all financing activities (the “Company A Offer”). Following receipt of the Company A Offer, Dr. Van Vlasselaer sent the Company A Offer to the ARMO Board for its consideration. The closing price per Share on March 23, 2018 was $38.96.

Also on March 23, 2018, representatives from Centerview had a telephone conference call with representatives of Company C in which the representatives of Company C requested a non-disclosure agreement. Mr. Musil subsequently sent a proposed non-disclosure agreement to Company C on March 23, 2018.

On March 26, 2018, a representative of Centerview had a telephone call with a representative of Parent to discuss next steps on exploring a potential strategic transaction.

On March 26, 2018, the ARMO Board and management met telephonically with representatives of Centerview and Gunderson to discuss Company A’s written proposal. The ARMO Board instructed Centerview to inform Company A that ARMO was not prepared to grant exclusivity but that it would allow Company A to continue its due diligence. Centerview also provided an update on the status of interactions with other parties that had been evaluating ARMO and its business.

On March 26, 2018, ARMO and Company C executed a non-disclosure agreement, which included customary standstill provisions, and Company C was granted access to ARMO’s data room.

Also on March 26, 2018, a representative of Centerview had a telephone call with representatives of Company A to inform Company A that ARMO was prepared to allow Company A to conduct additional due diligence, but would not grant an exclusivity period or suspend financing activities. The representatives of Company A stated they would respond after discussing further with Company A’s senior management.

On March 27, 2018, representatives of Company A informed a representative of Centerview via telephone call that Company A would move forward and engage in further due diligence without requiring exclusivity or suspension of financing activities.

On March 28, 2018, ARMO management and representatives of Centerview met in-person in the San Francisco Bay Area with representatives of Company C to review and discuss ARMO’s clinical programs.

On March 29, 2018, Dr. Van Vlasselaer and Messrs. Cross and Musil had a telephone conference call with representatives of Company A’s management team during which they discussed Company A’s areas of interest in their due diligence of ARMO.

Between March 29, 2018 and April 19, 2018, representatives of ARMO’s management team and representatives of Company A’s diligence teams arranged multiple telephone conference calls and site visits to discuss ARMO’s pre-clinical and clinical programs, manufacturing processes, intellectual property portfolio, corporate due diligence and other various due diligence matters.

Between March 29, 2018 and May 9, 2018, representatives of ARMO’s management team and members of Parent’s business development and research and development teams arranged multiple telephone conference calls and site visits to discuss ARMO’s pre-clinical and clinical programs, manufacturing processes, intellectual property portfolio, corporate due diligence and other various due diligence matters.

On the morning of April 2, 2018, ARMO issued a press release announcing its results of operations for the fiscal year ended December 31, 2017. On April 2, 2018, following the press release, the closing price per Share was $37.56.

Also on April 2, 2018, Mr. Musil had a telephone call with a representative of Company B during which the representative of Company B indicated it was likely that Company B would no longer be interested in moving forward with a potential strategic transaction.

On April 3, 2018, Dr. Van Vlasselaer and Messrs. Cross and Musil had an in-person meeting with representatives of Company B during which the representatives of Company B reaffirmed that it was likely that Company B would no longer be interested in moving forward with a potential strategic transaction. However, a subsequent telephone conference call was scheduled for the following day to discuss the diligence items provided to Company B via the data room.

On April 4, 2018, Drs. Van Vlasselaer, Leveque and Oft and Messrs. Cross and Musil held a telephone conference call with representatives of Company B to provide additional due diligence information.

On April 9, 2018, Dr. Van Vlasselaer and Messrs. Cross and Musil had a telephone conference call with representatives of Company B’s business development team during which Company B confirmed that it was no longer interested in moving forward with a potential strategic transaction.

Also on April 9, 2018, ARMO management and representatives of Centerview met in the San Francisco Bay Area in-person with representatives of Company C to review additional clinical data.

On April 13, 2018, Dr. Van Vlasselaer and Messrs. Cross and Musil held a telephone conference call with Darren Carroll, Parent’s Senior Vice President of Corporate Business Development, and Timothy Dolan, a Vice President, Corporate Business Development of Parent, during which Messrs. Carroll and Dolan verbally indicated that Parent would be willing to make an all-cash offer of $55.00 per Share for ARMO, which verbal indication would be followed by a written offer.

Also on April 13, 2018, Parent delivered to ARMO in writing a preliminary, non-binding indication of interest regarding an acquisition of ARMO with an all-cash price per share of $55.00, which indication was subject to the satisfaction of certain conditions, the confirmation of certain assumptions, and was subject to further due diligence (the “Initial Offer”). There were no financing contingencies associated with the Initial Offer. Following receipt of the Initial Offer, Dr. Van Vlasselaer sent the Initial Offer to the ARMO Board for its consideration. On April 13, 2016, Dr. Van Vlasselaer informed Mr. Carroll via email correspondence that ARMO’s management would inform the ARMO Board as to the offer so that the ARMO Board could determine whether proceeding with negotiations in respect of the Initial Offer would be in the best interests of ARMO and its stockholders. The closing price per Share on April 13, 2018 was $28.86.

Also on April 13, 2018, ARMO management held a telephone conference call with representatives of Company C to review additional diligence requests.

Also on April 13, 2018, ARMO management held a telephone conference call with representatives of Company A to review additional diligence requests.

On April 15, 2018, Centerview provided to Company A an initial draft of the Merger Agreement drafted by Gunderson contemplating a transaction effected through a tender offer followed by a short-form merger under Section 251(h) of the DGCL if, by the expiration of the offer period, ARMO’s stockholders tendered shares representing more than 50% of the then outstanding Shares.

Also on April 15, 2018, Centerview telephonically informed Credit Suisse, Parent’s financial advisor in connection with the Transactions, that ARMO was willing to proceed based on the Initial Offer, subject to Parent’s willingness not to require exclusivity.

On April 16, 2018, a large pharmaceutical company released positive pivotal results from a late-stage clinical trial for an oncology product in ARMO’s competitive landscape. The closing price per Share on April 16, 2018 was $29.16.

On April 18, 2018, Dr. Van Vlasselaer had a telephone conference call with representatives of Company C during which Company C indicated it was no longer interested in moving forward with a potential strategic transaction.

On April 19, 2018, Drs. Van Vlasselaer, Leveque and Oft and Messrs. Cross and Musil and representatives of Centerview met in-person with representatives of Company A in the San Francisco Bay Area to conduct due diligence on areas related to ARMO’s business.

On April 22, 2018, Centerview provided to Parent an initial draft of the Merger Agreement drafted by Gunderson.

On April 23, 2018, Dr. Van Vlasselaer had a telephone conference call with representatives of Company A during which Company A indicated it was no longer interested in moving forward with a potential strategic transaction.

On April 27, 2018, Drs. Van Vlasselaer, Leveque and Oft and Messrs. Cross and Musil met in-person with representatives of Parent in the San Francisco Bay Area to conduct due diligence on areas related to ARMO’s business.

Also on April 27, 2018, Parent’s counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell”), sent a revised draft of the Merger Agreement to Gunderson. During the period from April 27, 2018 to May 9, 2018, Gunderson and Wachtell conducted a number of telephone conference calls and exchanged drafts of the Merger Agreement, during which they negotiated the terms and conditions of the Merger Agreement.

On May 2, 2018, the ARMO Board and management met telephonically with representatives of Centerview and Gunderson to discuss updates relating to the potential strategic transaction. During the meeting, ARMO’s management shared a set of preliminary risk-adjusted financial projections prepared by management based on ARMO’s past development plans for its products currently in development and product pipeline, along with other assets. Centerview also provided an update on the status of diligence with Parent, including the completion of site visits. Also during the meeting, the ARMO Board reviewed the customary disclosures of Centerview regarding any prior relationships with Parent and determined that the Centerview could proceed with its representation of ARMO. As a result of this meeting, the ARMO board instructed ARMO’s senior management to continue to refine the preliminary projections in light of developments, including to take into account recently announced clinical data from third parties in the competitive landscape and changes in capital raising plans due to ARMO’s stock price and expected ability to raise funds in the public markets. Following this meeting ARMO’s senior management refined and updated the projections to take into account the fact that capital raises necessary to fund the larger registrational studies contemplated in the preliminary projections, which were developed when the ARMO stock price was significantly higher earlier in 2018, were likely no longer available on terms acceptable to ARMO and its stockholders based on the decline in ARMO’s stock price. Further, the positive clinical data reported by a large pharmaceutical company was viewed by ARMO management as having repercussions on the standard of care in non-small cell lung cancer, one of the key indications in which ARMO is developing its lead product, and an indication that was the primary value driver in ARMO management’s preliminary projections. The ARMO Board instructed Centerview to use the updated financial projections following their preparation by ARMO management for purposes of rendering its Fairness Opinion described in more detail below.

On May 4, 2018, Dr. Van Vlasselaer and Messrs. Cross and Musil had a telephone conference call with Messrs. Carroll and Dolan to discuss the Initial Offer. Messrs. Carroll and Dolan indicated that, based on the completion of Parent’s due diligence to date and Parent’s plan for the development of ARMO’s products, the price per Share offered would be below $55.00, but declined to provide further information. The closing price per Share on May 4, 2018 was $28.05.

On May 7, 2018, Parent delivered to ARMO an updated preliminary, non-binding indication of interest regarding an acquisition of ARMO for an all-cash price per Share of $48.00, which Parent stated was subject to satisfaction of certain conditions, the confirmation of certain assumptions, and subject to further due diligence (the “Second Offer”). There were no financing contingencies associated with the Second Offer. The closing price per Share on May 7, 2018 was $29.47.

On May 7, 2018, the ARMO Board and management met telephonically with representatives of Centerview and Gunderson to discuss additional information from ARMO management, including additional updates regarding recently announced clinical data from third parties in the competitive landscape and the resulting impact to capital raising plans as discussed above. The ARMO Board and management also discussed the Second Offer from Parent and the status of negotiations with Parent. Centerview provided a valuation presentation based on the updated projections (“Management Case”) provided by ARMO management and which had been reviewed by the ARMO Board. The ARMO Board discussed the $48.00 per share reflected in the Second Offer. The ARMO Board engaged in extensive discussion regarding whether the Second Offer provided sufficient consideration to proceed with entering into a transaction. Following extensive discussion, the ARMO Board instructed ARMO management to engage with Parent to determine if additional consideration could be negotiated for.

On May 8, 2018, Dr. Van Vlasselaer had a telephone call with Mr. Carroll. During the call, Dr. Van Vlasselaer indicated that the Second Offer deviated significantly from the Initial Offer and was negatively received by the ARMO Board. Dr. Van Vlasselaer encouraged Mr. Carroll to improve the Second Offer. After some discussion regarding a range of potential counter-offers, Mr. Carroll indicated that Parent would be willing to increase the Second Offer to $50.00 (the “Third Offer”). Following additional discussion, Dr. Van Vlasselaer indicated that he would take the Third Offer back to the ARMO Board for discussion. The closing price per Share on May 8, 2018 was $29.22.

On May 8, 2018, the ARMO Board and management met telephonically with representatives of Centerview and Gunderson to discuss the Third Offer. Centerview presented to the ARMO Board an updated valuation presentation based on the Third Offer relative to ARMO’s Management Case.

On May 9, 2018, Gunderson and Wachtell continued to negotiate the Merger Agreement and exchange drafts of the Merger Agreement. On May 9, 2018, Gunderson presented the draft of the Merger Agreement to the ARMO Board for approval.

In the evening on May 9, 2018, the ARMO Board and management met with representatives from Gunderson and Centerview to discuss the Third Proposal and to review the proposed final draft Merger Agreement. Representatives of Gunderson reviewed for the ARMO Board the fiduciary duties of directors and material matters to be considered when deciding to approve the sale of a Delaware corporation, as well as principal terms and conditions of the Merger Agreement. Representatives of Centerview then reviewed the process that had been undertaken with a number of other potential interested parties over the past six weeks. Representatives of Centerview reviewed with the ARMO Board Centerview’s financial analysis of the Offer Price of $50.00 per Share, and rendered to the ARMO Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price of $50.00 per Share to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below in “Item 4. The Solicitation or

Recommendation – Opinion of Centerview Partners LLC, Financial Advisor to ARMO.” The ARMO Board discussed, among other things, the deal certainty, the definition of a material adverse event and the termination rights provisions in the Merger Agreement. Representatives of Gunderson then reviewed and discussed with the ARMO Board the proposed resolutions regarding the transaction and, following discussion, the ARMO Board unanimously agreed and determined, for the reasons more fully described in “Item 4. – The Solicitation or Recommendation – Reasons for the Recommendation of the ARMO Board,” that the Offer and the Merger were advisable and in the best interests of ARMO and its stockholders, and the ARMO Board voted unanimously to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. The ARMO Board also approved the retention pool more fully described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between ARMO and its Executive Officers, Directors and Affiliates – Retention Pool.”

Following the meeting of the ARMO Board, the parties executed the Merger Agreement on the evening of May 9, 2018. Concurrently, the Supporting Stockholders entered into the Tender and Support Agreement with Parent and Purchaser, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Parent and Purchaser and their Affiliates – Tender and Support Agreement.”

On May 10, 2018, prior to market open, Parent and ARMO issued a joint press release announcing the transaction. The joint press release is included as Exhibit (a)(1)(F) of this Schedule 14D-9 and is incorporated herein by reference.

On May 23, 2018, Parent and Purchaser commenced the Offer.

Reasons for the Recommendation of the ARMO Board

In evaluating the Merger Agreement and the Transactions, the ARMO Board consulted with ARMO’s senior management, legal advisors at Gunderson and financial advisors at Centerview and considered, analyzed and relied upon a wide and complex range of factors. Based on these consultations, considerations and analyses, and the factors and the opinion of Centerview discussed below, the ARMO Board unanimously determined that entering into the Merger Agreement would yield the highest value reasonably available for the ARMO stockholders and is fair to and in the best interests of the ARMO stockholders and determined to recommend that ARMO’s stockholders tender their Shares in the Offer.

In making its determination and recommendation of the Transactions to the ARMO stockholders, the ARMO Board considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance):

ARMO’s Financial Condition and Prospects. The ARMO Board considered the current and historical financial condition and results of operations of ARMO, as well as the strategic objectives and future prospects for ARMO if it were to remain an independent company. The ARMO Board reviewed ARMO’s current financial operating plan, including the risks and uncertainties associated with executing upon and achieving the plan.

Strategic Alternatives. The ARMO Board considered current conditions and developments in the biopharmaceutical industry, ARMO’s competitive position in the industry and strategic alternatives available to ARMO. The ARMO Board discussed the possibility of remaining an independent company, as well as the possibility of other strategic partners making an offer to acquire ARMO, including the range of potential benefits to ARMO stockholders of such alternatives and the timing and likelihood of achieving the goals of such alternatives. The ARMO Board determined not to pursue those alternatives in light of its belief that the Offer and the other Transactions maximized stockholder value and represented the best alternative reasonably available to stockholders while also minimizing operational disruption and execution risk relating to ARMO’s commercialization of its product candidates, if approved.

Ability to Remain Independent. The ARMO Board considered the ability of ARMO to remain independent and the risks and costs associated with doing so, including:

Product Development and Regulatory Risks. The ARMO Board considered the fact that ARMO’s lead product candidate, AM0010, has not yet been approved for marketing by the United States Food and Drug Administration (the “FDA”), as well as the status and prospects for ARMO’s current pipeline, including AM0001, AM0003, AM0012 and AM0015, which are in preclinical trials, early stage clinical trials or research and development. The ARMO Board considered the risks inherent in the research, development, regulatory review and potential future commercialization of these product candidates, including the risks related to the market acceptance of AM0010 and ARMO’s other product development candidates, if approved, and other factors potentially impacting the revenues and profitability of biopharmaceutical products generally.

Product Launch and Commercialization Risks. The ARMO Board considered the significant risks and considerable uncertainties associated with the competitive and pricing dynamics that impact product candidate markets, the product launch and commercialization risks faced by ARMO as an emerging biopharmaceutical company without an established commercial function, as well as the current and projected future pricing and reimbursement environment for oncology products.

Cost of and Need for Additional Capital. The ARMO Board considered ARMO’s financial position, anticipated operating expenses and the need for substantial additional financing in order to continue operating its business and bring ARMO’s product candidates through clinical trials and commercialization. The ARMO Board considered the risk that equity or debt capital may not be available on acceptable terms, if at all, and the potential cost of capital, including the associated substantial dilution to existing ARMO stockholders.

Competitive Risks. The ARMO Board considered ARMO’s competitive position in the biopharmaceutical industry and competitive risks, including potential future competition from larger and better funded companies which might have competitive advantages from their broader commercial scope and economies of scale in pricing.

Results of Process Conducted. The ARMO Board considered the fact that ARMO had gone through a competitive process with multiple larger pharmaceutical companies in early 2018, including receipt of more than one indication of interest from Parent and Company A. The ARMO Board considered the possibility that Parent could withdraw its proposal to acquire ARMO if ARMO delayed proceeding with Parent in order to conduct any further sale process for ARMO. The ARMO Board considered the fact that ARMO had engaged an experienced financial advisor and sophisticated legal advisors to advise the ARMO Board during the process and had not granted exclusivity to any potential counterparty at any time in the process. Finally, the ARMO Board considered the fact that ARMO was able to negotiate an increase in the value from the Second Offer to the Third Offer made by Parent which resulted in the offer considered by the ARMO Board during its May 9, 2018 meeting. Based on the results of that process, the ARMO Board believed that the price offered by Parent was the highest that was reasonably attainable.

Premium to Market Price. The Offer Price to be paid by Parent would provide the ARMO stockholders with the opportunity to receive a significant premium over the current market price of the Shares. The ARMO Board reviewed the current and historical market prices with respect to the Shares, including the fact that the Offer Price represents:

•	a 68% premium over the closing price of the Shares on Nasdaq on May 9, 2018, the trading day that the Merger Agreement was executed; and

•	a 80% premium over the volume-weighted average price at which the Shares traded on Nasdaq during the 30 calendar days preceding the date of the Merger Agreement.

Opinion of Centerview, Financial Advisor to ARMO. The oral opinion of Centerview rendered to the ARMO Board on May 9, 2018, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of the Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in “Item 4. The Solicitation or Recommendation – Opinion of Centerview Partners LLC, Financial Advisor to ARMO.” The full text of the written opinion of Centerview, dated May 9, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, is attached as Annex I to this Schedule 14D-9.

Cash Consideration. The ARMO Board considered that the form of consideration to be paid to ARMO stockholders in the Offer and the Merger was all-cash and considered the certainty of value and immediate liquidity associated with such cash consideration, while eliminating the long-term business and execution risk.

Likelihood of Closing. The ARMO Board concluded that the Offer and Merger would likely be consummated in an orderly manner as a result of a number of factors, including (i) the significant premium over the market price of the Shares and certainty of value to ARMO stockholders offered by Parent, (ii) the business reputation and significant financial resources of Parent and willingness of Parent to consummate the Offer, (iii) Parent’s track record of completing acquisition transactions, (iv) the fact that the Offer is not subject to any financing condition and (v) the reasonable and customary nature of the conditions to the Offer and Merger.

Speed of Closing. The ARMO Board considered the structure of the proposed acquisition of ARMO as a tender offer for all outstanding Shares, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The ARMO Board considered the anticipated timing of the consummation of the Offer and Merger and concluded that, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, the Offer would allow ARMO stockholders to receive the consideration in a relatively short timeframe. The ARMO Board also determined that such a relatively short timeframe would be expected to reduce the uncertainty and potential disruption to ARMO’s business during the pendency of the Offer.

Merger Agreement. The ARMO Board considered the terms and conditions of the Merger Agreement, including:

Ability to Respond to Certain Unsolicited Takeover Proposals. While ARMO is prohibited from soliciting any acquisition proposal, the Merger Agreement does permit the ARMO Board, subject to compliance with certain procedural requirements (including that the ARMO Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited acquisition proposal constitutes, or could be expected to lead to, a superior proposal), (i) to furnish information with respect to ARMO to a person making such unsolicited acquisition proposal and (ii) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal.

Right to Accept Superior Proposals. In the event ARMO receives a superior proposal as described in the immediately preceding paragraph, the ARMO Board may terminate the Merger Agreement in order to enter into a definitive agreement with respect to such superior proposal. In order for the ARMO Board to terminate the Merger Agreement to enter into such superior proposal, the ARMO Board must first provide Parent with a right to make, and to meet with ARMO to negotiate one or more, counterproposals to the superior proposal. If the ARMO Board terminates the Merger Agreement in order to accept a superior proposal, ARMO must concurrently pay Parent a termination fee of $63.4 million in cash.

Change in Recommendation for an Intervening Event. If a specified intervening event, as defined in the Merger Agreement, occurs, the ARMO Board may withdraw or change its recommendation in favor of the Offer if the ARMO Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to the ARMO stockholders under applicable law. In order for the ARMO Board to withdraw or change its recommendation in connection with such an intervening event, the ARMO Board must first provide Parent with a right to make, and to meet with

ARMO to negotiate, adjustments to the Merger Agreement that would obviate the need for the ARMO Board to withdraw or change its recommendation. In the event that the ARMO Board withdraws or changes its recommendation in connection with an intervening event, Parent may terminate the Merger Agreement, in which case ARMO must pay Parent a termination fee of $63.4 million in cash within two business days after such termination.

Termination Fee. The ARMO Board considered the fact that, in connection with the termination of the Merger Agreement under specified circumstances, including a termination by ARMO to accept and enter into a definitive agreement with respect to a superior proposal, ARMO would be obligated to pay Parent a termination fee of $63.4 million. The ARMO Board was of the view that this termination fee was comparable to termination fees in transactions of a similar size, was reasonable in light of the bidding and negotiation process that led to the execution of the Merger Agreement, as well as of the terms of the Merger Agreement itself, and was necessary to induce Parent to enter into the Merger Agreement. The ARMO Board believed that the termination fee would not likely deter or preclude another party with a strategic interest in ARMO and financial resources sufficient to consummate an alternative acquisition transaction with ARMO, were one to exist, from making a competing proposal for ARMO and would likely only be required to be paid in the event that the ARMO Board entered into a transaction more financially favorable to the ARMO stockholders than the Offer.

Conditions to the Completion of the Transactions. The ARMO Board considered the limited conditions to Purchaser’s obligations to accept for payment and pay for the Shares tendered pursuant to the Offer. The ARMO Board considered the fact that specified changes or events would be excluded from the determination whether ARMO had experienced a material adverse effect, particularly any change or event resulting from the announcement, pendency and performance of the Transactions or from clinical studies on specified ARMO product development candidates, subject to customary exceptions.

Regulatory Undertaking by Parent. The ARMO Board considered that the Offer is subject to a waiting period and appropriate regulatory clearance, and that Parent is obligated, subject to certain limitations, to use reasonable best efforts to obtain necessary regulatory approvals.

Extension of Offer Period. The ARMO Board considered that, under specified circumstances set forth in the Merger Agreement, Parent could be required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived.

Appraisal Rights. The ARMO Board considered the fact that the ARMO stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

Negotiation of Tender and Support Agreement. The ARMO Board considered the fact that the Supporting Stockholders, who collectively held approximately 35.6% of the outstanding Shares as of May 8, 2018, support the transaction with Parent and agreed to enter into the Tender and Support Agreement after arms-length negotiation. The ARMO Board also considered the terms and conditions of the Tender and Support Agreement, including the fact that such agreement would automatically terminate upon a valid termination of the Merger Agreement by ARMO to accept a superior proposal.

The ARMO Board also considered a variety of risks and other potentially negative factors relating to the Offer and the Merger in making its determination and reaching its recommendation, including the following (which factors are not necessarily presented in order of relative importance):

No Stockholder Participation in Future Growth or Earnings. The ARMO Board considered the fact that the nature of the Offer and the Merger as an all-cash transaction means that ARMO stockholders would no longer be able to participate in any future earnings or growth of ARMO or benefit from any appreciation in the value of ARMO following the consummation of the Offer and the Merger, including positive outcomes in the clinical trials and FDA approval process for ARMO product development candidates, which could result, if ARMO had remained independent, in future prices for the Shares in excess of the Offer Price.

Risk of Non-Consummation. The ARMO Board considered the fact that, while ARMO expects that the Offer and the Merger will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the Transactions may not be completed. The ARMO Board considered the potential risks associated with a failure of the Transactions to be consummated, including (i) the extensive time and effort expended by ARMO’s directors, senior management and other employees during the pendency of the proposed Offer, (ii) the significant transaction-related costs and opportunity costs incurred by ARMO, (iii) the trading price for the Shares could be negatively impacted, (iv) ARMO’s business could be disrupted and negatively impacted, including loss of business partners and employees and delays in the commercialization of ARMO’s product candidates, if approved and (v) the market’s perceptions of ARMO’s prospects could be adversely affected.

Restrictions on Conduct of Business. The ARMO Board considered the limitations on ARMO’s pursuit of business opportunities during the pendency of the Offer due to certain covenants contained in the Merger Agreement requiring ARMO to operate its business in the ordinary course of business and, subject to specified exceptions, to comply with certain other operating restrictions. Such restrictions could delay or prevent ARMO from pursuing business opportunities that may arise during the pendency of the proposed Offer and/or have a material adverse effect on ARMO’s ability to respond to changing market and business conditions, in a timely manner, or at all.

Impact of Announcement on ARMO. The ARMO Board considered the impact on ARMO’s business of the public announcement of the proposed Offer and Merger, including the potentially negative effects that such announcement may have on ARMO’s business relationships and its ability to attract and retain key management, scientific, research and other personnel while the Offer is pending.

Inability to Solicit Other Takeover Proposals. The ARMO Board considered the covenant in the Merger Agreement prohibiting ARMO from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

Termination Fee. The ARMO Board considered the possibility that the $63.4 million termination fee could potentially dissuade a potential acquirer from proposing an alternative acquisition transaction that could be of greater value to ARMO stockholders than the Offer.

Interests of the ARMO Board. The ARMO Board considered the fact that ARMO’s directors and officers may have financial interests in the transactions contemplated by the Merger Agreement, including the Offer, that may be different from or in addition to those of ARMO’s other stockholders, and the risk that these interests might influence their decision with respect to the transactions contemplated by the Merger Agreement.

Tax Treatment. The ARMO Board considered the fact that the cash consideration to be received by ARMO stockholders in the Offer and Merger would be taxable to ARMO stockholders. However, the ARMO Board noted that the all-cash nature of the consideration payable in the Transactions would provide ARMO stockholders with adequate cash for the payment of any taxes due.

In addition to the above, the ARMO Board considered the arrangements and possible conflicts of interest of certain ARMO directors and officers. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

The foregoing discussion of the ARMO Board’s reasons for its recommendation that ARMO stockholders accept the Offer and tender their Shares pursuant to the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the ARMO Board in consideration of its recommendation. In view of the wide variety of factors considered by the ARMO Board in connection with the evaluation of the Offer and the complexity of these matters, the ARMO Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, the ARMO Board did not reach any specific conclusion with respect to any of the particular factors considered. Instead, the ARMO Board conducted an overall analysis of the factors described above and made its determinations and recommendations based on the totality of the information reviewed. The judgments of individual members of the ARMO Board may have been influenced to a greater or lesser degree by different factors. The ARMO Board ultimately concluded that, in the aggregate, the potential benefits of the Offer and the Merger outweighed the potential risks or negative consequences of the Offer and the Merger.

For the reasons described above, the ARMO Board unanimously recommends that the ARMO stockholders tender their Shares in the Offer.

Intent to Tender

To ARMO’s knowledge, after making reasonable inquiry, all of ARMO executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons or entity immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

ARMO’s senior management does not as a matter of course issue public projections as to future performance or earnings beyond the then current quarter or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its strategic planning process, including, without limitation, its evaluation of the Offer, the Merger Agreement and the Transactions, as described in this Schedule 14D-9, ARMO’s senior management prepared financial projections for fiscal years 2018 through 2035. The financial projections for fiscal years 2018 through 2035 were provided to the ARMO Board and Centerview, but not to Parent. To give ARMO stockholders access to certain non-public information that was available to the ARMO Board at the time of the evaluation of the Offer, the Merger Agreement and the Transactions contemplated by the Merger Agreement, ARMO’s senior management has included these projections below.

ARMO management prepared the projections set forth below and delivered to the ARMO Board and Centerview based on historical financial statements as well as a series of assumptions and estimates related to future results that it believed to be reasonable at the time, including assumptions and estimates relating to the probability of regulatory success of its product development candidates and, in the case of AM0010, commercial launch success, market size, market share, competition, pricing, reimbursement, research and development expenses, sales, general and administrative expenses, contractual relationships, effective tax rate and utilization of net operating losses and other relevant factors relating to ARMO’s long-range operating plan, as well as how certain of these assumptions and estimates may change over time. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by ARMO management.

In particular, these financial projections, while presented with numerical specificity, necessarily were based on numerous assumptions and estimates that are inherently uncertain. Because these projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. In addition, these projections would be affected by ARMO’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which these projections were based necessarily involve subjective judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond ARMO’s control. These projections also reflect assumptions as to certain business decisions that are subject to change. As such, there can be no assurance that these projections will be realized or that actual results will not be significantly higher or lower than those forecasted. The inclusion of these projections in this Schedule 14D-9 should not be regarded as an indication that ARMO, the ARMO Board, Centerview, any of their respective affiliates, or any other recipient of this information considered, or now considers, such projections to be a reliable prediction of future results or any actual future events, and this information should not be relied upon as such. The inclusion of these projections herein should not be deemed an admission or representation by ARMO that they are viewed by ARMO as material information of ARMO, and in fact ARMO views these projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. No representation is made by ARMO or any other person to any ARMO stockholder regarding these projections or the ultimate performance of ARMO compared to such information.

These financial projections did not give effect to any changes or expenses as a result of the Offer, the Merger Agreement or the Transactions or any other effects of such terms. The projections included below were prepared solely for internal use and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles. No independent registered public accounting firm, has examined, compiled, nor performed any procedures with respect to the accompanying projected financial information.

The financial projections are not being included in this document to influence the decision of an ARMO stockholder whether to tender Shares in the Offer, but rather because such projections, or portions of such projections, were provided to the ARMO Board and ARMO’s financial advisor, Centerview. The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding ARMO contained in ARMO’s public filings with the SEC.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in ARMO’s Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which are on file with the SEC. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in this Schedule 14D-9, or ARMO’s other, periodic reports are not applicable to any forward looking statements made in connection with the Offer. Please refer to discussion entitled “Forward-Looking Statements” under Item 8. Additional Information.

As indicated above, ARMO’s future financial results may materially differ from those expressed in these financial projections due to factors that are beyond management’s ability to control or predict. ARMO cannot assure that any of these projections will be realized or that its future financial results will not materially vary from the projections. The projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. They should not be utilized as public guidance and will not be provided in the ordinary course of ARMO’s business in the future.

In light of the foregoing factors and the uncertainties inherent in ARMO’s projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

ARMO’s management developed the Management Case, which was presented to the ARMO Board on May 7, 2018. The ARMO Board instructed Centerview to use the Management Case financial projections in connection with rendering its Fairness Opinion described in more detail below. The following is a summary of the Management Case presented to the ARMO Board:

	Fiscal Year Ending December 31,
(Dollars in millions)	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Revenue	—	—	$88	$0	$22	$61	$208	$496	$795	$1,078	$1,360	$1,564	$1,642	$1,691	$1,742	$1,794	$1,848	$379
Total Gross Profit	—	—	$88	$0	$21	$58	$196	$462	$740	$1,003	$1,265	$1,456	$1,529	$1,576	$1,625	$1,675	$1,726	$370
Total R&D Expense	($107)	($114)	($64)	($88)	($49)	($34)	($34)	($35)	($37)	($39)	($42)	($44)	($47)	($50)	($53)	($57)	($61)	($12)
Total SG&A Expense	($13)	($18)	($24)	($38)	($72)	($90)	($145)	($178)	($199)	($219)	($239)	($255)	($265)	($275)	($284)	($294)	($304)	($61)
Operating Income	($120)	($132)	($0)	($126)	($100)	($66)	$17	$249	$504	$745	$984	$1,156	$1,216	$1,252	$1,288	$1,324	$1,362	$297

Based on the foregoing Management Case projections provided to Centerview by ARMO management, Centerview calculated unlevered free cash flow for the fiscal years ending December 31, 2018 through December 31, 2035. See “Item 4. – The Solicitation or Recommendation – Opinion of Centerview Partners LLC, Financial Advisor to ARMO – Discounted Cash Flow Analysis” for more information.

	Fiscal Year Ending December 31,
(Dollars in millions)	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Unlevered Free Cash Flow	($122)	($131)	$1	($122)	($98)	($65)	$4	$174	$375	$567	$756	$899	$957	$988	$1,016	$1,045	$1,074	$365

Supplementally, and for informational purposes only, certain preliminary financial projections prepared by ARMO management are set forth below. Prior to preparing the Management Case, ARMO’s management prepared preliminary financial projections based on ARMO’s business prospects and available information at the time of preparation. Such preliminary risk-adjusted financial projections were presented to the ARMO Board and were later revised by incorporating certain updates, as described above. The preliminary financial projections set forth below were not approved by the ARMO Board and were not used by Centerview to render its Fairness Opinion discussed below, but portions of which were presented to the various potential acquirers and are therefore provided for information purposes only. The following is a summary of the preliminary financial projections prepared by ARMO management:

	Fiscal Year Ending December 31,
(Dollars in millions)	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Revenue	—	$75	—	$0	$50	$278	$561	$849	$1,150	$1,419	$1,541	$1,594	$1,642	$1,691	$1,742	$1,794	$1,848	$379
Total Gross Profit	—	$75	—	$0	$47	$259	$521	$788	$1,068	$1,319	$1,433	$1,484	$1,529	$1,576	$1,625	$1,675	$1,726	$370
Total R&D Expense	($128)	($165)	($79)	($46)	($27)	($32)	($34)	($35)	($37)	($39)	($42)	($44)	($47)	($50)	($53)	($57)	($61)	($12)
Total SG&A Expense	($13)	($18)	($24)	($38)	($126)	($159)	($179)	($198)	($219)	($238)	($250)	($259)	($268)	($278)	($287)	($297)	($308)	($62)
Operating Income	($141)	($108)	($103)	($84)	($106)	$68	$309	$554	$812	$1,041	$1,140	$1,180	$1,214	$1,249	$1,284	$1,321	$1,358	$296

BY INCLUDING IN THIS SCHEDULE 14D-9 A SUMMARY OF ARMO’S INTERNAL FINANCIAL PROJECTIONS, ARMO UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Opinion of Centerview Partners LLC, Financial Advisor to ARMO

ARMO retained Centerview as financial advisor to the ARMO Board in connection with the proposed Transaction. In connection with this engagement, the ARMO Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares owned by Parent, Merger Sub or by ARMO (or held in ARMO’s treasury) and (ii) Shares that are held by stockholders of ARMO who have properly exercised their respective demand for, and not effectively withdrawn nor lost their rights to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (the Shares referred to in clauses (i) and (ii) collectively, “Excluded Shares”)) of the Offer Price of $50.00 per Share, net to the seller in cash without interest, proposed to be paid to such holders pursuant to the Merger Agreement. On May 9, 2018, Centerview rendered to the ARMO Board its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price of $50.00 per Share proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated May 9, 2018, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the

ARMO Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price of $50.00 per Share to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of ARMO as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated May 9, 2018, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Report on Form 10-K of ARMO for the year ended December 31, 2017;

•	certain publicly available research analyst reports for ARMO;

•	certain other communications from ARMO to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of ARMO, including certain financial forecasts, analyses and projections relating to ARMO prepared by ARMO’s management and furnished to Centerview by ARMO for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of ARMO regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for ARMO and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with ARMO’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at ARMO’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of ARMO’s management as to the matters covered thereby and Centerview relied, at ARMO’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at ARMO’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of ARMO, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of ARMO. Centerview assumed, at ARMO’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at ARMO’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of ARMO, or the ability of ARMO to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, ARMO’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to ARMO or in which ARMO might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price of $50.00 per Share in cash to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of ARMO or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of ARMO or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price of $50.00 per Share to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of ARMO as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the ARMO Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the ARMO Board in connection with Centerview’s opinion, dated May 9, 2018. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of ARMO. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ARMO or any other parties to the Transactions. None of ARMO, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of ARMO do not purport to be appraisals or reflect the prices at which ARMO may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 9, 2018 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed certain financial information of ARMO and compared it to corresponding financial information of certain publicly traded biopharmaceutical companies that Centerview selected based on its experience and professional judgment (which are referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is directly comparable to ARMO, the companies listed below were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of ARMO.

However, because none of the selected companies is exactly the same as ARMO, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of ARMO and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of May 9, 2018, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), which is referred to, with respect to the selected companies, as “Enterprise Value.”

The selected companies are summarized below (dollars in billions):

Selected Companies	Enterprise Value
Acceleron Pharma Inc.	$1.3
Atara Biotherapeutics, Inc.	1.5
Athenex, Inc.	1.1
Blueprint Medicines Corporation	3.1
G1 Therapeutics, Inc.	1.6
ImmunoGen, Inc.	1.3
Iovance Biotherapeutics, Inc.	1.1
MacroGenics, Inc.	0.6
MorphoSys AG	3.0

Median	$1.3

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values of $1.0 billion to $1.5 billion. In selecting this range of Enterprise Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of ARMO and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Enterprise Value and adding to it ARMO’s estimated net cash as of June 30, 2018, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $35.10 to $50.35, rounded to the nearest $0.05. Centerview then compared this range to the $50.00 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Centerview reviewed and compared certain information relating to the following selected biopharmaceutical transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to ARMO and the Transactions. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of ARMO.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of ARMO and each target company as well as the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of May 9, 2018, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which is referred to, with respect to the selected transactions, as “Transaction Value.”

The selected transactions considered in this analysis are summarized below (dollars in billions):

Date Announced	Target	Acquiror	Transaction Value
04/11/18	Wilson Therapeutics AB	Alexion Pharmaceuticals, Inc.	$0.8
12/22/17	Ignyta, Inc.	Roche Holding AG	1.7
07/24/17	NeuroDerm Ltd.	Mitsubishi Tanabe Pharma Corporation	1.0
04/28/16	Stemcentrx, Inc.	AbbVie Inc.	5.8
11/02/15	Dyax Corp.	Shire plc	5.6
09/05/13	Astex Pharmaceuticals, Inc.	Otsuka Pharmaceutical Co., Ltd.	0.8
04/23/12	Ardea Biosciences, Inc.	AstraZeneca PLC	1.1
01/26/12	Micromet Inc.	Amgen Inc.	1.0
07/22/09	Medarex, Inc.	Bristol-Myers Squibb Company	2.1
05/21/09	Cougar Biotechnology, Inc.	Johnson & Johnson	0.9

Median			$1.0

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $1.0 billion to $1.75 billion. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of ARMO and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Transaction Values and adding to it ARMO’s estimated net cash as of June 30, 2018, as set forth in the Internal Data, resulted in an implied per share equity value range for Shares of approximately $35.10 to $57.95, rounded to the nearest $0.05. Centerview then compared this range to the $50.00 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of ARMO based on the Management Case and the calculations of risk adjusted, after-tax unlevered free cash flows set forth in “Item 4. The Solicitation or Recommendation – Certain Financial Projections.” A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for ARMO by (a) discounting to present value as of June 30, 2018 using discount rates ranging from 12.5% to 14.5% (reflecting Centerview’s analysis of ARMO’s weighted average cost of capital) and the mid-year convention: (i) the forecasted risk adjusted, after-tax unlevered free cash flows (excluding the impact of preclinical non-AM0010 pipeline R&D) of ARMO over the period beginning on July 1, 2018 and ending on December 31, 2035 utilized by Centerview as set forth in “Item 4. The Solicitation or Recommendation – Certain Financial Projections,” (ii) an implied terminal value of ARMO, calculated by Centerview by assuming that ARMO’s after-tax unlevered free cash flows would decline in perpetuity after December 31, 2035 at a rate of free cash flow decline of 80% year-over-year, (iii) net present value of tax savings from usage of federal net operating losses and future losses and adding to the foregoing results, (iv) ARMO’s estimated net cash balance as of June 30, 2018, as set forth in the Internal Data, and (v) the value of preclinical non-AM0010 pipeline based on the median pre-money valuation of a select set of pre-clinical / early-stage oncology companies in initial public offerings. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options) as of May 8, 2018 based on the Internal Data and adjusted for an assumed $150 million equity financing at a 10% discount to ARMO’s May 9, 2018 closing price to derive a range of implied values per Share of approximately $43.55 to $52.80 per Share, rounded to the nearest $0.05. Centerview compared this range to the $50.00 per Share in cash to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the ARMO Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Shares during the period beginning with ARMO’s initial public offering on January 26, 2018 and ending on May 9, 2018 (the last trading day before the public announcement of the Transaction), which reflected low and high stock closing prices for ARMO during such period of approximately $25.68 to $54.34 per share.

•	Stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for ARMO ranging from $50.00 to $75.00 per share.

•	An analysis of premiums paid in the selected precedent transactions involving biopharmaceutical companies, as set forth above in “Item 4. The Solicitation or Recommendation – Opinion of Centerview Partners LLC, Financial Advisor to ARMO – Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 35% to 75% to ARMO’s closing stock price on May 9, 2018 (the last trading day before the public announcement of the Transaction) of $29.82, which resulted in an implied price range of approximately $40.25 to $52.20 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the ARMO Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the ARMO Board or ARMO’s management with respect to the Per Share Merger Consideration or as to whether the ARMO Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between ARMO and Parent and was approved by the ARMO Board. Centerview provided advice to ARMO during these negotiations. Centerview did not, however, recommend any specific amount of consideration to ARMO or the ARMO Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion Centerview did not provide financial advisory or other services to ARMO or Parent for which it received any compensation. Centerview may provide financial advisory and other services to or with respect to

ARMO or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of its affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, ARMO, Parent or any of their respective affiliates, or any other party that may be involved in the Transactions.

The ARMO Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s qualifications, expertise, reputation in the pharmaceutical and biotechnology industry as well as its experience in advising on public mergers and acquisitions transactions. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the ARMO Board, ARMO has agreed to pay Centerview an aggregate fee of approximately $24 million, all of which is payable contingent upon consummation of the Offer. In addition, ARMO has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Information pertaining to the retention of Centerview in “Item 4. The Solicitation or Recommendation – Opinion of Centerview Partners LLC, Financial Advisor to ARMO” is incorporated by reference herein.

Neither ARMO nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to ARMO’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of ARMO, for which services no additional compensation will be paid.

Since December 2013, ARMO has retained the services of Gunderson.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to the Shares have been effected by ARMO or, to the knowledge of ARMO after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

On March 28, 2018, in accordance with the ARMO BioSciences, Inc. Compensation Program for Non-Employee Directors, the following option grants were made to ARMO’s directors:

Number of Shares Subject to Option
Xiangmin Cui, Ph.D.	18,000
Carl Gordon, Ph.D.	18,000
Pierre Legault	18,000
Naiyer Rizvi, M.D.	18,000
Beth Seidenberg, M.D.	18,000
Stella Xu, Ph.D.	18,000

The exercise price per Share was $39.97 and 1/36th of the shares of common stock subject to each option vest on the last day of the calendar month in which each option was granted, and 1/36th of the shares subject to each option vest on the last day of the 35 calendar months immediately thereafter provided the director is still serving as a director on such date.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, ARMO is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of ARMO’s securities by ARMO or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving ARMO;

•	any purchase, sale or transfer of a material amount of assets by ARMO; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of ARMO.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the ARMO Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

Vote Required to Approve the Merger

The ARMO Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If the Offer is consummated, ARMO does not anticipate seeking the approval of ARMO’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if the Offer is consummated, Purchaser is required pursuant to the Merger Agreement to complete the Merger without a vote of the stockholders of ARMO in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

ARMO is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined generally to include mergers and certain other actions and transactions) with a Delaware corporation (whose stock is publicly traded or held of record by more than 2,000 stockholders) for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon consummation of the transaction that which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a right to determine confidentiality whether shares subject to the plan will be tendered in a tender or exchange offer); or

•	the business combination is approved by the board of directors of the corporation and ratified by the affirmative vote of at least 66 2/3% of the outstanding voting stock which the interested stockholder does not own at an annual or special meeting (and not be written consent).

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of ARMO as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the ARMO Board has approved the Merger Agreement, the Tender and Support Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above. The ARMO Board also approved the negotiation of the Tender and Support Agreement prior to engaging the Supporting Stockholders.

Appraisal Rights

No appraisal rights are available to holders of Shares who tender such Shares in the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not validly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the receive in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Per Share Merger Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX II. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Offer and Merger are consummated, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter properly withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND A COPY OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX II.

In addition, if the notice does not notify the stockholders of the effective date of the merger, either the corporation before the effective date of the merger or the surviving corporation within 10 days after the effective date of the merger must notify the stockholders entitled to appraisal of the effective date of the merger; provided, however, that if such notice of the effective date of the merger is sent later than the later of the consummation of the Offer and 20 days following the sending of the first notice, the notice of the effective date of the merger need only be sent to each stockholder who is entitled to appraisal rights and who has properly demanded appraisal of such stockholder’s shares in accordance with Section 262 of the DGCL. This Schedule 14D-9 does not constitute notice of the effective date of the merger under Section 262 of the DGCL. Accordingly, ARMO or the surviving corporation will send a separate notice to any stockholder entitled to receive notice of the effective date of the Merger under Section 262 of the DGCL promptly following the Effective Time.

Under Delaware law, the procedures to properly demand appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. A person who is the beneficial owner of Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps below properly and in a timely manner to perfect their appraisal rights.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights. Any ARMO stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If an ARMO stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)	prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of mailing this Schedule 14D-9 (which shall be the date of this Schedule 14D-9), deliver to ARMO at ARMO BioSciences, Inc., 575 Chesapeake Drive, Redwood City, California 94063; Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform ARMO of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its Shares in the Offer; and

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Appraisal Procedures

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex II hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and delivered to ARMO as described herein.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 of the DGCL will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform ARMO of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. ARMO (or the surviving corporation) is under no obligation, and has no present intention, to file such a petition, and holders should not assume that ARMO (or the surviving corporation) will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262 of the DGCL. At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the surviving corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery in which the petition was filed with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by ARMO. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the surviving corporation and the petitioning stockholders in accordance with Section 262 of the DGCL. As required by Section 262 of the DGCL, the Court of Chancery is empowered to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262 of the DGCL, if immediately before the Merger the Shares were listed on a national securities exchange, the Court of Chancery shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the merger for such total number of Shares exceeds $1 million.

After determining the stockholders entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. The Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court of Chancery will take into account all relevant factors. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in the following sentence, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Per Share Merger Consideration or the merger consideration payable in the Merger (which is equivalent to the Per Share Merger Consideration). In determining “fair value,” the Delaware Court of Chancery shall take into account all relevant factors.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262 of the DGCL, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Per Share Merger Consideration, without interest and less any applicable tax withholding, and such stockholders must follow the procedures set forth in the letter of transmittal to be distributed to them and accompanying instructions in order to receive payment of the Per Share Merger Consideration.

At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger within 60 calendar days of the Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of ARMO, please see ARMO’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our currently employed executive officers who are designated as “named executive officers” in ARMO’s Annual Report on Form 10-K, filed with the SEC on March 30, 2018, that is based on or otherwise relates to the Transactions. Compensation that could be received by our executive officers in connection with the Merger is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The table below assumes that the closing of the Offer and the Merger both occur on May 21, 2018, that each executive officer receives a portion of the retention pool for which he is eligible, and that the employment of each executive officer ceases as a result of involuntary termination without cause on such date. The terms and conditions related to compensation that is based on or otherwise related to the Transactions are described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between ARMO and its Executive Officers, Directors and Affiliates – Severance and Change of Control Arrangements” and is incorporated herein by reference. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by ARMO executive officers may materially differ from the amounts set forth below. The equity benefits in the table below are calculated based on equity holdings as of May 21, 2018.

Name	Cash Severance ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Retention Amount ($)(4)	Total ($)
Peter Van Vlasselaer, Ph.D.	1,267,995	17,319,817	23,327	—	18,611,139
Herb Cross	571,442	10,355,571	15,285	—	10,942,297
Joseph Leveque, M.D.	705,706	12,426,659	21,717	—	13,154,081

(1)	Represents cash severance payments for each executive officer under their applicable employment agreement, which agreements and payments are described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between ARMO and its Executive Officers, Directors and Affiliates – Severance and Change of Control Arrangements.” The amounts are “double trigger” in nature (i.e., they are triggered by a change of control and payment becomes due if the named executive officer is subject to an involuntary termination within the period commencing three months prior to and ending 12 months following such change of control). In the case of Dr. Van Vlasselaer, the amount listed in this column represents (i) 18 months of base salary, (ii) 18 months of his current target bonus and (iii) his prorated target bonus for the current fiscal year. In the case of each of Mr. Cross and Dr. Leveque, the amount listed in this column represents (i) 12 months of base salary, (ii) 12 months of his current target bonus and (iii) his prorated target bonus for the current fiscal year.
(2)	Represents (i) the Per Share Merger Consideration less the exercise price per share of each unvested ARMO Option held by the executive multiplied by (ii) the number of Shares subject to such ARMO Option. No executive officer holds options with an exercise price in excess of the Per Share Merger Consideration. The amounts in respect of the unvested ARMO options are “single trigger” in nature (i.e., vest in connection with a change of control) and are separately quantified in the “Acceleration of Vesting of Equity Awards” column in the table in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between ARMO and its Executive Officers, Directors and Affiliates –Severance and Change of Control Arrangements.”
(3)	Represents the after-tax aggregate amount of all premiums payable for the continuing of the executive officer’s health benefits for the applicable severance period, based on the amounts of such premiums at May 21, 2018. These amounts also assume that the premiums payable for continuation of the executive officer’s health and welfare benefits remain unchanged from their levels in effect on the date of this Schedule 14D-9. The amounts are “double trigger” in nature (i.e., they are triggered by a change of control and payment becomes due if the named executive officer is subject to an involuntary termination within the period commencing three months prior to and ending 12 months following such change of control). The severance period for Dr. Van Vlasselaer is 18 months and for each of Mr. Cross and Dr. Leveque is 12 months.
(4)	Represents cash bonus payable from retention pool available to employees and executives for continued employment through the closing of the Offer and Merger and payable at the Effective Time. ARMO anticipates that ARMO Board will allocate the retention pool prior to the Effective Time.

Legal Proceedings

As of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals

United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information and documentary material has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Parent and ARMO filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on May 18, 2018.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent and/or ARMO. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. ARMO does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Foreign Approvals

Under the German Act against Restraints of Competition (“GWB”) and the Austrian Cartel Act (“CA”) (including the related rules and regulations that have been promulgated thereunder) certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by, and the necessary approvals have been received from, the German Federal Cartel Office (“FCO”) and the Federal Competition Authority of Austria (“FCA”), respectively.

Parent filed with the FCO and FCA on May 22, 2018. Under the GWB, the Phase 1 review period for the Purchaser’s purchase of the Shares pursuant to the Offer will expire on June 21, 2018, and under the CA, the Phase I review period will expire on June 19, 2018. However, if the FCO were to initiate a Phase II review, that review could take an additional three months; if the Austrian Cartel Court were to initiate a Phase II, that review could take an additional five months, with the potential for an extension of one month.

The FCO and the FCA frequently scrutinize the legality of transactions like the Offer and the Merger, and could require that Purchaser offer commitments, including the divestiture or certain assets, or could prohibit the transaction. Based upon an examination of publicly available information and other information relating to the businesses in which ARMO is engaged, Parent and ARMO believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate German or Austrian antitrust laws. Nevertheless, neither Parent nor ARMO can be certain that either or both of the FCO and Austrian Cartel Court might raise objections to the Offer or the Merger on antitrust grounds, or, if such objections are raised, what the result will be.

ARMO is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act, the GW or the CA that would be required for Parent’s or Purchaser’s acquisition or ownership of Shares.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to ARMO’s business plans, objectives and expected operating results and financial position, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would” or the negative version of these words and similar expressions. Such forward-looking statements include the ability of ARMO, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement in the anticipated timeframe or at all, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of ARMO’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the effects of disruption from the Transactions on ARMO’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of ARMO, including those set forth in ARMO’s filings with the SEC, especially in “Item 1A. Risk Factors” of ARMO’s Annual Report on Form 10-K for the year ended December 31, 2017 filed which is on file with the SEC and in other periodic reports and filings with the SEC from time to time.

Forward-looking statements include, but are not limited to, statements about:

•	the timing of enrollment, commencement and completion of ARMO’s clinical trials;

•	the timing and success of preclinical studies and clinical trials conducted by ARMO and its future development partners, if any;

•	the scope, progress, expansion, and costs of developing and commercializing ARMO’s current or future product candidates;

•	the size and growth of the potential markets for ARMO’s current or future product candidates and the ability to serve those markets;

•	ARMO’s expectations regarding its expenses and revenue, the sufficiency of its cash resources and needs for additional financing;

•	ARMO’s ability to establish and maintain development partnerships;

•	the ability to obtain and maintain regulatory approval of ARMO’s product candidates, and the labeling for any approved products;

•	the rate and degree of market acceptance of any of ARMO’s current or future product candidates;

•	ARMO’s expectations regarding competition or its market position with respect to competitors;

•	ARMO’s anticipated growth strategies;

•	ARMO’s ability to attract or retain key personnel;

•	ARMO’s expectations regarding federal, state and foreign regulatory requirements;

•	regulatory developments in the United States and foreign countries;

•	ARMO’s ability to obtain and maintain intellectual property protection for its structure-based drug discovery platform and its product candidates;

•	the anticipated trends and challenges in ARMO’s business and the market in which it operates; and

•	the use or sufficiency of ARMO’s existing cash, cash equivalents and marketable securities.

Although ARMO believes that the expectations reflected in the forward-looking statements are reasonable, ARMO cannot guarantee future results, level of activity, performance or achievements. Any forward-looking statement made by ARMO herein speaks only as of the date of this filing. Except as required by law, ARMO disclaims any duty to update any of these forward-looking statements after the date of such statements are made, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 23, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Bluegill Acquisition Corporation and Eli Lilly and Company, filed with the SEC on May 23, 2018 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published on May 23, 2018 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press release issued by ARMO BioSciences, Inc. and Eli Lilly and Company, dated May 10, 2018 (incorporated by reference to Exhibit 99.1 to ARMO’s Current Report on Form 8-K filed with the SEC on May 10, 2018).

(a)(1)(G)	Employees Q&As of ARMO BioSciences, Inc., distributed on May 10, 2018 (incorporated by reference to ARMO’s Schedule 14D-9 filed with the Securities and Exchange Commission on May 10, 2018).

(a)(5)	Opinion of Centerview Securities LLC dated May 9, 2018 (included as Annex I to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger among ARMO BioSciences, Inc., Eli Lilly and Company and Bluegill Acquisition Corporation, dated May 9, 2018 (incorporated by reference to Exhibit 2.1 to ARMO’s Current Report on Form 8-K filed with the SEC on May 10, 2018).

(e)(2)	Tender and Support Agreement, dated as of May 9, 2018, by and among Eli Lilly and Company, Bluegill Acquisition Corporation and certain stockholders of ARMO BioSciences, Inc. (incorporated by reference to Exhibit 10.1 to ARMO’s Current Report on Form 8-K filed with the SEC on May 10, 2018).

(e)(3)	Non-Disclosure Agreement, dated March 19, 2018, by and between ARMO BioSciences, Inc. and Eli Lilly and Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to ARMO’s Annual Report on Form 10-K filed with the SEC on March 30, 2018).

(e)(5)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to ARMO’s Annual Report on Form 10-K filed with the SEC on March 30, 2018).

(e)(6)†	Form of Executive Employment Agreement between ARMO BioSciences, Inc. and each of its executive officers (incorporated by reference to Exhibit 10.6 to ARMO’s Annual Report on Form 10-K filed with the SEC on March 30, 2018).

(e)(7)†	ARMO BioSciences, Inc. 2012 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to ARMO’s Registration Statement on Form S-1 (SEC File No. 333-222371) filed with the SEC on December 29, 2017).

(e)(8)†	ARMO BioSciences, Inc. 2018 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to ARMO’s Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333- 222371) filed with the SEC on January 16, 2018).

Exhibit No.	Description

(e)(9)†	ARMO BioSciences, Inc. 2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to ARMO’s Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333- 222371) filed with the SEC on January 16, 2018).

(e)(10)	Form of Indemnification Agreement between ARMO BioSciences, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to ARMO’s Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333- 222371) filed with the SEC on January 16, 2018).

†	Compensation arrangement.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2018	ARMO BioSciences, Inc.

	By:	/s/ Peter Van Vlasselaer, Ph.D.
Peter Van Vlasselaer, Ph.D.
President and Chief Executive Officer

Annex I

Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
May 9, 2018

The Board of Directors

ARMO BioSciences, Inc.

575 Chesapeake Drive

Redwood City, CA 94063

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of ARMO BioSciences, Inc., a Delaware corporation (the “Company”), of the $50.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Eli Lilly and Company, an Indiana corporation (“Parent”), Bluegill Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Offer”) at a price of $50.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares owned by Parent, Merger Sub or by the Company (or held in the Company’s treasury) and (ii) Shares that are held by stockholders of the Company who have properly exercised their respective demand for, and not effectively withdrawn nor lost their rights to, appraisal pursuant to Section 262 of the Delaware General Corporation Law with respect to such Shares (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $50.00 per Share in cash, without interest, (the $50.00 per Share consideration to be paid in the Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction for purposes of undertaking a fairness evaluation with respect to the Transaction. We will receive a fee for our services in connection with the Transaction, all of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided financial advisory or other services to the Company or Parent for which we have received any compensation. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated May 9, 2018 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended

The Board of Directors

ARMO BioSciences, Inc.

May 9, 2018

December 31, 2017, December 31, 2016 and December 31, 2015; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness

The Board of Directors

ARMO BioSciences, Inc.

May 9, 2018

of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX II

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.